Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Bizfluence, Inc.
5900 Balcones Dr. Ste. 100
Austin, TX 78731
https://bizfluenceapp.com/

Up to $84,000.00 in Series Seed-3 Preferred Stock at $1.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Bizfluence, Inc.
Address: 5900 Balcones Dr. Ste. 100, Austin, TX 78731
State of Incorporation: DE
Date Incorporated: August 26, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 6,666 shares of Series Seed-3 Preferred Stock
Offering Maximum: $84,000.00 | 56,000 shares of Series Seed-3 Preferred Stock
Type of Security Offered: Series Seed-3 Preferred Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $300.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based</u>

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 5 days and receive an additional 5% bonus shares.

<u>Amount-Based:</u>

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bizfluence will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-3 Preferred Stock at $1.50 / share, you will receive 110 shares of Series Seed-3 Preferred Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Company and its Business

Company Overview

Bizfluence is building a centralized business ecosystem for small business professionals. We are merging the social community and the functionality of business tools to create one unified application. We offer clearer personal and business profiles, moderation, coaching, and AI-tailored content feeds for more relevant and digestible news, views and discovery.

Bizfluence, Inc. was incorporated on August 26, 2020, under the laws of Delaware as a domestic corporation. Its headquarters is in Austin, TX. The CEO of Bizfluence (Jacob Davis) currently splits his time between Bizfluence and Net Fusion Marketing as CEO. Mr. Davis' primary full-time job is as CEO of Bizfluence, however, he works part-time on an as-needed basis for Net Fusion Marketing which is a company he operates to handle his personal consulting business. Mr. Davis' primary focus is on Bizfluence at this time. Mr. Davis is currently based between Israel and the US due to Covid-19 related travel restrictions. The Company's CMO and Director, Yoel (Joel) Wolhendler, is based in New Jersey currently.

Competitors and Industry

Bizfluence is a hybrid business networking and work productivity platform:

At least 10% of the world's population is using a business platform:

For social networking - Linkedin with 800 million users : https://about.linkedin.com/

For productivity - as an example 60 million users are using Zoho tools: https://www.zoho.com/aboutus.html

For events - 260 million tickets sold on Eventbrite in 2020 : https://www.eventbrite.com/about/

For freelance gigs - 14 million freelancers on Upwork : https://www.prnewswire.com/news-releases/snagajob-appoints-former-upwork-ceo-to-board-of-directors-300417689.html

In the fiscal year 2020, LinkedIn's annual revenue amounted to more than $8.05 billion U.S. dollars, up from $5.26 billion U.S. years during the 2018 fiscal period. https://www.statista.com/statistics/976194/annual-revenue-of-linkedin/

Alternatives to Linkedin such as Xing, Alignable, Job Case, and Lunch Club have raised signifigant capital to take a piece of market share as Linkedin makes up more than 50% of all social traffic to B2B websites & blogs. https://www.omnicoreagency.com/linkedin-statistics/

Xing raised $6.8M before an IPO and is now estimated to be worth $1.5B: https://app.dealroom.co/companies/xing_ag

To date, Alignable has raised $18.9M, Jobcase $79M, and Lunchclub $29M.

Current Stage and Roadmap

Current Stage

We've already launched a cutting-edge web app and mobile app using VueJs, MongoDB, Redis databases and Flutter 2.0 mobile app on Apple and Android.

All of the IP in the applicaton is owned fully by Bizfluence, as it's built using open source technologies. Currently we are not using any 3rd party IP in a signfigant capacity within the application.

Future Roadmap

In 2022, we intend to launch business hubs to attract existing communities to Bizfluence and plan to launch our first business tools like CRM, events, transactions, and Job Board by the end of the year:

Specifically, our 2022 roadmap includes the following goals:

Q1 - launch hubs

Q2 - users will get full control of filtering their feed content

Q3 - partnering with events to bring their attendees onboard

Q4 - partnering with companies to bring their employees onboard

Our benchmark for 2022 is to grow to at least 100k users by the end of Q4.

The Team

Officers and Directors

Name: Jacob Davis

Jacob Davis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, President, Secretary, Director
  Dates of Service: August 26, 2020 - Present
  Responsibilities: Strategy and operations management; maintaining the financial success of the business; and administer board evaluations and conduct corporate governance audit. Currently takes a salary of $90,000/year. This position is full-time at 40 hours plus per week. Mr. Davis also runs a consulting business, Net Fusion Marketing, which handles his personal consulting services. Mr. Davis is currently based between Israel and the US due to Covid-19 related travel restrictions.

Other business experience in the past three years:

- **Employer:** Net Fusion Marketing Corp.
  Title: CEO
  Dates of Service: July 28, 2015 - Present
  Responsibilities: Responsible for managing a company's overall operations. This includes delegating and directing agendas, driving profitability, managing company organizational structure, and strategy. This position is on an as needed basis, for a few hours a week.

Other business experience in the past three years:

- **Employer:** Amazon PowWow
  Title: Technology Advisor, Consultant
  Dates of Service: May 01, 2021 - January 15, 2022
  Responsibilities: Implementing technological solutions to solve business problems, creating a schedule for analysis, and testing of the technology, and working with in-house technical teams to ensure consistency of use, among other duties.

Other business experience in the past three years:

- **Employer:** Boutique Seller Services
  Title: Co-Founder, COO
  Dates of Service: January 01, 2020 - December 31, 2021
  Responsibilities: Supervising the company's daily business operations, leading key initiatives, and implementing company-wide strategies.

Other business experience in the past three years:

- **Employer:** Next Level Solutions
  Title: CTO
  Dates of Service: August 01, 2018 - December 31, 2021
  Responsibilities: Responsible for overseeing the development and dissemination of technology for external customers, vendors, and other clients to help improve and increase business.

Other business experience in the past three years:

- **Employer:** Visyon
  Title: Regional Sales Director
  Dates of Service: August 01, 2018 - July 31, 2019
  Responsibilities: Designing plans to meet sales targets, developing and cultivating relationships with clients and evaluating costs to determine their products' pricing when selling to customers.

Name: Yoel (Joel) Wolhendler

Yoel (Joel) Wolhendler's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CMO, Director
  Dates of Service: August 26, 2020 - Present
  Responsibilities: Manages and oversees all marketing activities throughout the company. Currently takes a salary of $90,000/year. The position is full-time for at least 35 hours per week.

Other business experience in the past three years:

- **Employer:** Amazon Flippers
  Title: CEO
  Dates of Service: January 01, 2022 - Present

Responsibilities: The CEO is responsible for providing strategic, financial and operational leadership for the company and will closely coordinate and work with the Board of Directors and senior leadership team. Currently approximately 8 hours per week.

Other business experience in the past three years:

- **Employer:** PowWow Events
  Title: CEO
  Dates of Service: June 01, 2021 - Present
  Responsibilities: Overall responsibility for creating, planning, implementing, and integrating the strategic direction of an organization. This includes responsibility for all components and departments of a business. Approximately 7 hours per week.

Other business experience in the past three years:

- **Employer:** Boutique Seller
  Title: CEO
  Dates of Service: January 01, 2017 - December 31, 2021
  Responsibilities: Delegating and directing agendas, driving profitability, managing company organizational structure, strategy, and communicating with the board.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other

information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any securities purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing business in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Series stock in the amount of up to $84,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth

plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our platform. Delays or cost overruns in the development of our platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in

manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
The Company was formed on August 26, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results

as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that the platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on the Company or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

The Chief Executive Officer currently splits time between working for Bizfluence and another company

The CEO of Bizfluence (Jacob Davis) currently splits his time between Bizfluence and Net Fusion Marketing as CEO. Mr. Davis' primary full-time job is as CEO of Bizfluence, however, he works part-time on an as-needed basis for Net Fusion Marketing. Mr. Davis' primary focus is on Bizfluence at this time. Mr. Davis also currently splits his time between Israel and the US. Due to COVID-19 travel restrictions, he has not been able to get to the US as frequently and has had to lead the business remotely. However, the Company's CMO and vendor team are predominantly based in the US.

The Company's Chief Marketing Officer is also the Chief Executive Officer of two other businesses.

The Company's CMO and Director, Yoel (Joel) Wolhendler, is based in New Jersey currently. In addition, Mr. Wolhendler, the Company's CMO, is also the CEO of two additional businesses. He currently spends approximately 35 hours per week on Bizfluence and between 8-15 hours per week on his two other businesses. His main focus is Bizfluence and he plans to continue that focus while the company expands and grows.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jacob Davis	8,000,000	Common Stock	87.57%

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 56,000 of Series Seed-3 Preferred Stock.

Common Stock

The amount of security authorized is 13,501,357 with a total of 8,634,000 outstanding.

Voting Rights

The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders.

Material Rights

Please see Exhibit F with the Offering Memorandum for further details. ***Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.***

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote or written consent (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Articles of Incorporation, as amended) of the holders of shares of capital stock of the Company entitled to vote.

Series Seed-1 Preferred Stock

The amount of security authorized is 162,633 with a total of 162,633 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number

of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Material Rights

Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.

Please refer to the Exhibit F of the offering materials to review the full material rights of Series Seed Preferred stock. Below is a summary.

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the company in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock pursuant will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i)

the applicable original issue price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant immediately prior to such liquidation, dissolution or winding up of the company. If upon any such liquidation, dissolution or winding up of the company, the assets of the company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Series Seed Conversion Price for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Original Issue Price for such series.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Series Seed-2 Preferred Stock

The amount of security authorized is 338,724 with a total of 338,724 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Material Rights

Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.

Please refer to the Exhibit F of the offering materials to review the full material rights of Series Seed Preferred stock. *Below is a summary.*

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the company in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock pursuant will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series Seed Preferred Stock then outstanding will be entitled to be paid out of the assets of the company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant immediately prior to such liquidation, dissolution or winding up of the company. If upon any such liquidation, dissolution or winding up of the company, the assets of the company

available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Series Seed Conversion Price for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Original Issue Price for such series.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Series Seed-3 Preferred Stock

The amount of security authorized is 3,000,000 with a total of 0 outstanding.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

Material Rights

Please refer to the Exhibit F of the offering materials to review the full material rights of Series Seed Preferred stock. Below is a summary. This Series Seed-3 Preferred Stock holds the same rights, privileges, and restrictions as Series Seed-1 Preferred Stock and

Series Seed-2 Preferred Stock. ***Please note that the Company has not yet filed their Second Amended & Restated Articles of Incorporation (Exhibit F of this offering memorandum). The draft currently attached as Exhibit F will be filed prior to conducting a closing.***

Dividend Rights

The company shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the company in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of the Series Seed Preferred Stock then outstanding will first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the applicable original issue price; provided that, if the company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the company, the dividend payable to the holders of Series Seed Preferred Stock pursuant will be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "Applicable Original Issue Price" shall mean the Series Seed-1 Original Issue Price, the Series Seed-2 Original Issue Price, as the case may be. The "Series Seed-1 Original Issue Price" shall mean $0.69 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "Series Seed-2 Original Issue Price" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock. The "Series Seed-3 Original Issue Price" shall mean $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company, the holders of shares of Series Seed Preferred Stock then outstanding

will be entitled to be paid out of the assets of the company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the applicable original issue price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant immediately prior to such liquidation, dissolution or winding up of the company. If upon any such liquidation, dissolution or winding up of the company, the assets of the company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Conversion Rights

Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Original Issue Price for such series of Preferred Stock by the Series Seed Conversion Price for such series of Preferred Stock in effect at the time of conversion. The "Series Seed Conversion Price" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Original Issue Price for such series.

Voting Rights

On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Please refer to Exhibit F of our Offering Memorandum for more details.

What it means to be a minority holder

As a minority holder of Preferred Shares of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $167,000.00
  Number of Securities Sold: 334,000
  Use of proceeds: Operations
  Date: September 11, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $450,941.00
  Number of Securities Sold: 501,357

Use of proceeds: Salary, marketing, and R&D
Date: August 21, 2021
Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

There are two modes the business can operate in: build/scale mode and organic mode. To date we have worked in build/scale mode which has required raising capital. We can continue operating without revenue so long as we meet our investors expectations and can continue raising subsequent series of investment. If we had to, we could switch to organic mode which would allow the platform to operate as is without any additoinal marketing spend. In this mode we would be able to reduce our expenses to close to zero and manage the platform maintence ourselves. Meaning in a scenario where we don't raise funds, we can still operate indefinately without revenue.

Foreseeable major expenses based on projections:

Both marketing and development are major expenses that we forsee on an ongoing basis. Currently, development is the larger of the two expenses since we have been building the core infrastrucutre of our platform. As the base of the platform becomes sturdier, we will ramp up the marketing effort we have already started since we want to hit certain user targets in tandem with subsequent raises.

Currently our team is lean and is only comprised of a few developers, and we try to keep our overhead low. As the platform grows we will need to create teams and then divisions to handle a broader scope of activity. Those costs may include: marketing, professional fees, insurance, premises costs, staffing and employment, equipment and supplies, sales, finance, and technology costs.

Marketing will be an ongoing expense since as a startup grows rapidly the bulk of funds raised will go to continue growing the platform. That being said, marketing

spend will be directly tied to the ROI and lifetime value of the acquired user.

The form these expenses would primarily take is in salaries for additional developers and support staff since the direct team will grow (as opposed to additional contractors), and direct payment to 3rd parties for pay per click advertising, influencer placements or general ad placement (since the bulk of marketing spend would be on social media platforms).

Some salaried positions we would be hiring would include front end, backend, mobile and dev ops developers. Support staff would include designers, marketing professionals, customer service representatives, and business development staff. Direct marketing costs would be largely towards Google, Facebook, Twitter, YouTube, and Linkedin ads.

Future operational challenges:

The hardest challenge of building a social media platform is that you need to have the infrastracture that can handle large spikes in user sign ups and engagement - by the time you update the infrastructure, you need to update it again to handle larger volume. Therefore we are always thinking ahead in terms of our platform to make sure we are ready for scale. In addition, large numbers of new users present administrative challenges in terms of supporting those users and moderating the content.

Our plan to handle long term platform scalability is by investing early in the infrastructure that can support it. For example, we are almost finished with a server-architecture that the largest platforms are using (such as Kubernetes and Docker). We are also shifting our backend to completly based on micro-services eventhough that infrastructure is really only necessary for millions of users.

Administratively, we are building tools into the platform itself, like reporting, ticket managements, and auto-handling policy violations that will allow a support team that will hire to efficiently handle a large volume of requests. Additionally, we have a pool of volunteer moderators that reduce the burden of handling all user inquiries.

Future challenges related to capital resources:

A large challenge with any company that is scaling is the capital resources required to grow a team, that in turn builds a sophisticated product that only a larger team can support. Essentially, once we have raised money a few times we will need to either be continously working on our next raise, or activate our monetization plan (hopefully not before it is too soon), since the product we have built will require a larger team to support it.

Future milestones and events:

There are two main milestones for 2022 that will likely be reflected in future years as well: Funding a round (seed or series A round), and beginning monetization.

We have already started working on securing VC investment post this Start Engine

campaign, and are building our media presence in anticipation of future rounds.

The other large milestone we forsee is activating transactions on our platform. Once users are transacting with one another, or using our platform to subscribe and pay for membership access to various groups, we will begin to start covering our developing and marketing expenses with revenue instead of investor funds.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Our previous crowdfunding campaign was coducted through Wefunder. We have raised $450,940.77. Of such total, we sold 162,633 Series Seed-1 Preferred shares during our early-bird offering at a price of $0.69 per share. The remaining 338,724 Series Seed-2 Preferred shares were sold at $1.00 per share.

As of the week starting January 23, 2022, we had $14,238.17 in cash on hand.

Besides for cash on hand, we have access to shareholder loans of up to $100,000 if needed.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funding from this campaign are important to maintain our current growth, but are in reality functioning as a temporary bridge to the VC investments we are working on. We prefer giving another opportunity to our user base to invest before we focus more on private rounds.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

They are necessary to the short-term viability of continuing to build and scale the company (meaning running at maximum operating expense), otherwise, we would run at our minimum operating expense until we secure other funding. That being said, these funds would make up the majority of our budget needed for our current growth plans and make up about 50% of all available funds.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can continue operating the company at a minimum expense of under $5000 per month based on our costs of our servers and other infrastructure. Both founders have

income from other sources if needed, and can stay maximally involved without taking salary. To pay this low monthly expense we would not need to raise the minimum from this campaign, but in our eyes moving to our lowest operating expense is not ideal since we have a talented team that we have put together that we would like to continue working with.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise our maximum funding goal of 4.5 million we could operate at our current expense rate (of approximately 50k per month for marketing and developement combined) for many years. Likely though, we would increase our development and marketing spend, and then have runway for 12-18 months even if we were spending at a true maximum.

If we reach maximum we would potentially hire senior members for each key position of front end, backend, mobile development, dev ops, and design. A senior developer costs in the range of 100-200k per year, which would mean 500-750k additional per year.

If we raise under 2 million we could spend approximately 30-50k month on marketing, mostly in paid advertising spend, which would be 360-600k per year. If we raise above 2 million we could potentially spend 80-100k per month or 920k-1.2M per year.

Our administrative costs for support and sales would increase to 10-20k per month or 120-250k per year.

Depeneding on our final amount raised, our yearly burn rate would be 1.5-2.25 million.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As mentioned previously, the current campaign is a bridge to a round we hope to close a round with VCs for our seed round or series A. If the campaign is more succesful than we anticipate, we may consider using crowd fund platforms as part of our ongoing investment strategy.

Indebtedness

- **Creditor:** Owners (Jacob Davis)
  Amount Owed: $37,412.00
  Interest Rate: 0.0%
  Maturity Date: August 31, 2022

The interest for the debt was included in the total as a fixed fee. Meaning the loan itself was for 34,900 with a fee of $2,512. The funds were used for continuing the current operations of our development team. There is no penalty if the loan is not paid back by the maturity date.

Related Party Transactions

- **Name of Entity:** Owners
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Amount: $37,412. In 2022, the company issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note Payable").
  Material Terms: Amount: $37,412. The notes do not accrue interest and are payable at a future date to be determined by management.

Valuation

Pre-Money Valuation: $13,703,035.50

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. One of the perspectives that guided our valuation determination was a comparison platform we found that mimics are current position, but that had already raised both a seed round and Series A. The platform, Polywork, is also an alternative social-business platform that launched last year. Some speculation is involved in the following determination since Polywork did not publicize any of the metrics or details of the raises.

Polywork raised 3.5M on May of 2021 with 2000 users and a beta platform only (they raised this one month after launch): https://techcrunch.com/2021/05/20/polywork-gets-3-5m-to-blend-professional-and-social-networking/.

Then they raised 13M with a claimed 30,000 users 3 months later: https://sifted.eu/articles/polywork-announces-series-a/

Polywork neither launched a native mobile app, nor had more than a single feature - it's hype grew from the ambigous nature of their product as is stated in an article they sponsored here: https://www.kejk.tech/thoughts/polywork-linkedin-without-the-suits

Yet they have raised 16.5M on arguably much less IP or traction than we have (and it can be stated that their valuation must have been greater than 16.5M)

We have mobile app technology, multiple features, and a solid egnaged user base that has grown steadily (initially at about 3-5 new users per day and now to 20-25 users per day - see below from the recent week):

Date Count

2022-02-03: 20

2022-02-02: 19

2022-02-01: 27

2022-01-31: 20

2022-01-30: 24

2022-01-29: 30

2022-01-28: 37

Another company Entre, launched almost at the same time, with the advantage of a network of 20,000 from an event network they ran previously and they could not raise signifigant funds on their crowd fund (https://www.crunchbase.com/organization/entre and https://wefunder.com/entre). We were able to raise much more proportionally because our user base is behind our vision which is has a further scope.

Since we are pre-revenue, our valuation is based on four additional factors: the IP in our platform, our historic valuation, our monetization plan, and our scalability as a platform and brand.

1) IP in our platform - we have invested close to a year building our own modern architecture for backend, frontend, web app, mobile app, chat app, notification app, and more. Some of these apps can be spun off into their own companies in the future.

2) Our first valuation in the concept stage was 50 cents per share, at our first Crowd Fund it was $1 per share before we had launched our own platform, so we established our current valuation at $1.5 per share. Throughout, accredited investors have accepted our valuation judgments.

3) Our monetization plan is multi-faceted, so it increases the value of each of our users (currently 15k) to a higher range of value per user. As this article discussed (https://www.appraisaleconomics.com/resources/social-media-valuation/), valuation for a multi-purpose platform must take into account all the potential revenue models.

4) Our users are community-focused and are both passionate and loyal to our brand. We are giving them the tools to bring their contacts to the platform so we believe we can achieve a high growth rate organically. While another platform can copy our functionality, no one can duplicate our community.

Ultimately social platforms are valued based on a combination of their user base, functions, and potential.

The Company has set its valuation internally without a formal-third party

independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) there are no outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) there are no shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  We have a team that deals with the maintenance of our application, so the minimum raise would go towards paying our day-to-day operational costs. For example, the salary for the developer who takes care of our servers and security is an operational cost.

If we raise the over allotment amount of $84,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  15.0%
  We have a team that deals with the maintenance of our application, so the minimum raise would go towards paying our day-to-day operational costs. For example, the salary for the developer who takes care of our servers and security is an operational cost.

- *Marketing*
  35.0%
  Marketing is the key to achieving the our next stage of growth and proving our velocity. Marketing would be focused on user acquisition and building brand recognition.

- *Research & Development*
  35.0%
  We have a feature-packed roadmap planned for the next 12 months which we would be developing with the proceeds of this raise. We would also hire senior talent for some key development functions.

- *Working Capital*
  11.5%

It's important to keep working capital in the company for the inevitable costs or opportunities that may arise. We have already seen that having cash on hand is important for remaining flexible in case we need to pivot on short notice.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://bizfluenceapp.com/ (https://investor.bizfluenceapp.com (not active since we have yet to file a financial review)).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:

www.startengine.com/bizfluence

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Bizfluence, Inc.

[See attached]

BIZFLUENCE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2020

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Bizfluence, Inc.
Austin, TX.

We have reviewed the accompanying financial statements of Bizfluence, Inc. (a corporation), which comprise the balance sheets as of December 31, 2020, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 9, 2021

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BIZFLUENCE, INC.
BALANCE SHEET
DECEMBER 31, 2020

ASSETS

CURRENT ASSETS		
Cash	$	90,804
TOTAL CURRENT ASSETS		90,804
TOTAL ASSETS		90,804

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts Payable		19,444
Related Party Payable		411
TOTAL CURRENT LIABILITIES		19,855
TOTAL LIABILITIES		19,855
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 8,634,000 issued; $0.00001 par value)		83
Additional Paid in Capital		166,996
Retained Earnings (Deficit)		(96,131)
TOTAL SHAREHOLDERS' EQUITY		70,949
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	90,804

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

BIZFLUENCE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2020

	2020
Operating Income	
Sales	$ -
Gross Profit	-
Operating Expense	
Legal & Professional	84,019
Advertising	6,077
Research & Development	5,110
General & Administrative	925
	96,131
Net Income from Operations	(96,131)
Net Income	$ (96,131)

BIZFLUENCE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	(96,131)
Change in Accounts Payable		19,444
Net Cash Flows From Operating Activities		(76,686)
Cash Flows From Investing Activities		
Purchase of Fixed Assets		-
Net Cash Flows From Investing Activities		-
Cash Flows From Financing Activities		
Draws on Related Party Loan		411
Issuance of Common Stock		83
Increase in Additional Paid In Capital		166,996
Net Cash Flows From Financing Activities		167,490
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		90,804
Cash at End of Period	$	90,804

BIZFLUENCE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020

	Common Stock Number	Common Stock Amount	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2020		$ -	$ -	$ -	$ -
Issuance of Stock	8,634,000	83	166,996		167,079
Net Income				(96,131)	(96,131)
Balance at December 31, 2020	8,634,000	$ 83	$ 166,996	$ (96,131)	$ 70,949

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Bizfluence, Inc. ("the Company") is a corporation organized under the laws of Delaware and is domiciled in Texas. The Company operates as an online networking platform that connects online influence professionals and aims to help promote their online audience.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company recorded a net operating loss during the year ended December 31, 2020 of 96,131.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 9, 2022 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2020, the Company has accrued a reserve of $0 for doubtful accounts.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.

The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than

12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2020, the company issued a note payable with a related party in exchange for cash for the purpose of funding continuing operations ("the Related Party Note Payable"). The notes do not accrue interest and are payable at a future date to be determined by management.

NOTE E- EQUITY

Under the Company's original articles of incorporation in effect through August of 2020, the Company authorized 10,000,000 shares of $0.00001 par value Common Stock.

The Company currently has one class of equity outstanding.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference. Total number of common shares outstanding equal 8,634,000.

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE G- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE H- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 9, 2021, the date that the financial statements were available to be issued.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Bizfluence

Real People. Real Business.


bizfluence®
Real People. Real Business.

Website | Austin, TX | BUSINESS TO BUSINESS

Bizfluence is a business-oriented social network, a community, and a platform that is focused on building real relationships and real business with real people. It is an end-to-end ecosystem for entrepreneurs and professionals to come together and transact business on an intuitive platform with all the tools and features they need in their day-to-day operations.

$0.00 raised

$450,941 previously crowdfunded

0 Investors	$13,703,035.50 NAV/share
$1.50 Price per Share	$300.00 Min. Investment
Preferred Shares Offered	Equity Offering Type
$84K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In the US alone, the social media market has reached $72.2 billion (Source)
- The company has already raised over $500,000 through investments from friends, family, and its 15,000+ users
- There are 31.7 million small businesses in the US, which can all benefit from Bizfluence's platform. Currently, there are no companies in the industry which prioritize the needs of small business professionals. Therefore, the market is prime for an alternative. (Source)

OVERVIEW

A social business network for real people and real businesses

Bizfluence offers the tools necessary for everyday professionals to network and create opportunities in every industry. As a social media network that is focused on small and medium business development, we created Bizfluence as the ultimate networking tool where up-and-coming businesses can connect with their target demographics, develop professional relationships, and ultimately thrive on a platform with an equal playing field. Bizfluence's higher than average engagement rates are due to the lack of content-favoring from algorithms and the fact there are no paywalls. We are in the pre-revenue stage of development.

THE PROBLEM

Other networking platforms don't focus on small businesses



It's an unfortunate truth that other business-related social media platforms are dominated by large corporations. Their resources and influence allow them to mold the conversation to their convenience, which makes it far more difficult for small and medium-sized businesses to shine. We believe these companies aren't getting the necessary growth, time, or leads due to lower rates of engagement and rates of reply.


Larger corporations are prioritized

In our opinion, due to changing algorithms, many of these platforms direct actions towards advertisements and promoted content, allowing larger corporations to spam feeds for a higher rank. Most of these networks have costly premium memberships to unlock basic features, which can hurt fledgling businesses that have to deal with startup costs. While business networking platforms are a great concept, the current landscape has become highly politicized, where large corporations have molded the space due to an unintentional pay-to-play model.

THE SOLUTION

We created a social business ecosystem


bizfluence

Bizfluence is a platform made by small business owners for small to medium business owners and professionals. We created a social business platform that is also productivity-driven so that every action, not just a share, is driven by generating value. Our platform is intuitive and developed from the feedback of real users. We don't just focus on hollow likes or shares, since our goal is the genuine growth of our users' businesses and careers.



Seamless Onboarding
User-friendly onboarding
Optimal user experience
Sign up on your own time

We've also developed Bizfluence to be customizable to the user. With Bizfluence, you can build your content feed with the hubs that pertain to your business by filtering your language and geographic location. We have also integrated live chats into our platform so users can contact their audience directly. Our roadmap plans to include the abilities for users to book meetings and calls, buy products and services through verified profile transactions, and it even provide website and ecommerce tools for users.

Our business model revolves around monetizing via transactions and SaaS products, and not by stealing our users' data to sell to advertisers. We believe that through our fair, censor-free approach, we can build a social media landscape that empowers our users without succumbing to the pitfalls of traditional social media platforms.



Our business model is value driven and based on transactions between users.

OUR TRACTION

Our platform resonates with our users



$500,000
Already Raised
15,000
Platform Users

We have had a tremendous response with our initial users. In just a year, we have built a fully functioning platform and mobile app. Moreover, we have raised over $500,000 in funding through investments from friends, family, and its 15,000+ users.

We are also incredibly proud to share that 15,000 organic users have joined, with a solid, 10-minute average engagement per session. This immediate success has galvanized our team to pursue investors so that we can scale our platform to realize its true potential.

THE MARKET

Bizfluence is the censor-free workspace of the internet



$72B
Social media market
32M
US small businesses

We see ourselves as the professional alternative to huge platforms such as LinkedIn and Polywork. However, rather than opening the floodgates to all corporations, we are targeting the 32 million small businesses in the United States, as well as the tens of millions of small businesses around the world. Above all else, we are making a censor-free community of like-minded and driven small business owners.

With Bizfluence, we are building a true community of driven, like-minded professionals with the sole purpose of cultivating their businesses and careers. Many social media networks are overly politicized, heavily moderated, and saturated with bots.



We're avoiding noise
Not saturated with bots
Censor-free approach
We're not politicized

Bizfluence also has industry specific hubs where you can invite your friends, or colleagues, to create your own community. Users are empowered to connect with their network so they can leverage their professional relationships. Our aim isn't to create simple transactional experiences between users, but rather we encourage users to create meaningful relationships with one another. Ultimately, users earn status through meaningful engagement, not just mindless actions.



bizfluence
UI
UX
UI/UX Hub

**Bizfluence is currently available on the market, however images used here are from pre-release version of the product with an anticipated released date of April 1, 2022.*


Invite friends to create a mini network or community.
John Blogs
You've got to see this!
Invite connections to create teams, regions, and sub-industries.

WHY INVEST

Help us a new concept in business network


Empowering small to medium businesses.
Building a censorship free ecosystem.
Disrupting a multi billion dollar industry.
bizfluence.

Our vision for Bizfluence is simple: a censorship-free ecosystem where small-to-medium-sized business owners and professionals can network with each other and build their businesses or careers. The fact that we already have a functional platform, a steadily growing user-base, and positive feedback assures us that Bizfluence is something special. Investing in Bizfluence allows you to get in on the ground floor of a startup that has the potential to disrupt a multi-billion dollar industry. Help us facilitate opportunities for millions of everyday professional and become a shareholder today.

Meet Our Team



Jacob Davis

CEO, President, Secretary, Director

The Co-founder and CEO of Bizfluence. A tech entreupenur with deep experience in web, mobile, design, and automation. Past positions across the range exective roles has given Jacob a keen sense of what business owners and professionals are looking for in a social-business platform. Those roles include:

Tech Advisor for the Amazon PowWow, a new series of events in the ecommerce industry

Co-founder and COO of Boutique Seller, an automated solution for pay-per-click advertising with a recent exit to Quartile

CTO at Next Level Solutions, an accounting service firm

Regional Sales Director at Visyon, a VR/AR company based in Spain

Jacob also serves as the president and secretary for Bizfluence in a full-time capacity of forty plus hours per week. In addition, for the last 6 years, Jacob has provided consulting for improving businesses through implementing new technologies as the CEO of Net Fusion Marketing. That consulting is on an as-needed basis usually for a few hours weekly. Jacob's primary business is Bizfluence. Due to COVID-19 travel restrictions, Jacob has been primarily in Israel over the past two years but splits his time between Israel and the US. Bizfluence's HQ is in the US and its other Officer & Director is also located in the US. Please see the offering memorandum for further details and please refer to our risk factors.



Yoel Wolhendler

CMO, Director

Co-founder at Bizfluence full-time and CEO part-time at AMZ Flippers and Powwow Events.

Formerly, founder of Boutique Seller with a buyout by industry-leading agency, Quartile.

Serial entrepreneur in the consumer products space. Amazon expert, and Speaker, founder of Boutique Seller agency for Amazon sellers.

Bizfluence is currently a full-time position for Yoel for at least 35 hours per week, however, AMZ Flippers and PowWow are approximately 15 hours per week of Yoel's time between the two. Please see the offering memorandum for further details and please refer to our risk factors.

Offering Summary

Company :	Bizfluence, Inc.
Corporate Address :	5900 Balcones Dr. Ste. 100, Austin, TX 78731
Offering Minimum :	$9,999.00
Offering Maximum :	$84,000.00
Minimum Investment Amount (per investor) :	$300.00

Terms

Offering Type :	Equity
Security Name :	Series Seed-3 Preferred Stock
Minimum Number of Shares Offered :	6,666
Maximum Number of Shares Offered :	56,000
Price per Share :	$1.50
Pre-Money Valuation :	$13,703,035.50

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Friends and Family Early Birds

Invest within the first 7 days and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the next 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest within the next 5 days and receive an additional 5% bonus shares.

Amount-Based:

$5,000+

Receive 5% bonus shares

$10,000+

Receive 10% bonus shares

$20,000+

Receive 20% bonus shares

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Bizfluence will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-3 Preferred Stock at $1.50 / share, you will receive 110 shares of Series Seed-3 Preferred Stock, meaning you'll own 110 shares for $150. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Insider Investment Notice

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Bizfluence to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot
reCAPTCHA
Privacy - Terms

Post

Please sign in to post a comment.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

BIZFLUENCE, INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Bizfluence, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Bizfluence, Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on August 26, 2020.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Bizfluence, Inc. (the "**Corporation**").

SECOND: The address of the Corporation's registered office in the State of Delaware is 8 The Green, Ste. A, Dover, DE, 19901, county of Kent. A Registered Agent, Inc. is the Corporation's registered agent at that address.

THIRD: The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 13,501,357 shares of Common Stock, $0.00001 par value per share (the "**Common Stock**"), and (ii) 3,501,357 shares of Preferred Stock, $0.00001 par value per share (the "**Preferred Stock**").

The following is a statement of the designations and the rights, powers, privileges and preferences, and the qualifications, limitations or restrictions thereon, in respect of each class of capital stock of the Corporation. Unless otherwise indicated, references to "Sections" or "Subsections" in this Article Fourth refer to sections and subsections of this Article Fourth.

A. **COMMON STOCK**

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote or written consent (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate vote of the holders of Common Stock.

B. **PREFERRED STOCK**

162,633 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-1 Preferred Stock**", 338,724 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-2 Preferred Stock**", 3,000,000 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated "**Series Seed-3 Preferred Stock**" with the following respective rights, powers, privileges and preferences, and restrictions, qualifications and limitations thereon. Unless otherwise indicated, references to "Sections" or "Subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth. The Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, and Series Seed-3 Preferred Stock are collectively referred to as the "**Series Seed Preferred Stock**".

1. Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any class or series of capital stock of the Corporation in any calendar year (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Series Seed Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Series Seed Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series Seed Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Series Seed Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Series Seed Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below); provided that, if the Corporation

declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Series Seed Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Series Seed Preferred Stock dividend. The "**Applicable Original Issue Price**" shall mean the Series Seed-1 Original Issue Price, the Series Seed-2 Original Issue Price, as the case may be. The "**Series Seed-1 Original Issue Price**" shall mean $0.69 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. The "**Series Seed-2 Original Issue Price**" shall mean $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock. The "**Series Seed-3 Original Issue Price**" shall mean $1.50 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-3 Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Series Seed Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event (as defined in Subsection 2.3), the holders of shares of Series Seed Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Applicable Original Issue Price, plus any dividends declared but unpaid thereon, and (ii) such amount per share as would have been payable had all shares of Series Seed Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series Seed Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, then the holders of Series Seed Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amount that would otherwise be payable in respect of the shares of Series Seed Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount that a holder of a share of Series Seed Preferred Stock is entitled to receive under this Subsection 2.1 is hereinafter referred to as the "**Series Seed Liquidation Amount**."

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the preferential payments to the holders of Series Seed Preferred Stock as provided in Subsection 2.1 are paid in full, any remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. The following events shall be deemed to be a liquidation of the Corporation for purposes of this Section 2 unless the holders of at least a majority of the

outstanding shares of Series Seed Preferred Stock (on an as converted to Common Stock basis) (the "**Requisite Holders**") elect otherwise by written notice to the Corporation (any such event, a "**Deemed Liquidation Event**"):

(a) a merger or consolidation in which

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation or (2) if the surviving or resulting corporation is a wholly-owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer or other disposition is to a wholly-owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect any transaction constituting a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of the consummation of any transaction constituting a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within 90 days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Series Seed Preferred Stock no later than the 90th day after the consummation of such Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series Seed Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later 120 days after the consummation of such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation from such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of

Directors), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the 150th day after the consummation of such Deemed Liquidation Event (the "**Redemption Date**"), to redeem all outstanding shares of Series Seed Preferred Stock at a price per share equal to the applicable Series Seed Liquidation Amount payable for each series of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series Seed Preferred Stock, the Corporation shall redeem each holder's shares of Preferred Stock, in proportion to the respective amount that each holder would receive upon the redemption of all outstanding shares of Series Seed Preferred Stock, to the fullest extent of such Available Proceeds, and thereafter shall redeem the remaining shares of Series Seed Preferred Stock as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2, the Corporation shall not expend or dissipate the consideration received from such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event.

(c) In accordance with clause (i) of Subsection 2.3.2(b), the Corporation shall send written notice of the redemption set forth in Subsection 2.3.2(b) (the "**Redemption Notice**") to each holder of record of Series Seed Preferred Stock not less than ninety (90) days after the Deemed Liquidation Event. Each Redemption Notice shall state:

(i) the number of shares of Series Seed Preferred Stock held by the holder that the Corporation shall redeem;

(ii) the Redemption Date and the price per share of the Series Seed Preferred Stock to be redeemed (the "**Redemption Price**");

(iii) the date upon which the holder's right to convert such shares terminates; and

(iv) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series Seed Preferred Stock to be redeemed.

(d) On or before the Redemption Date, each holder of shares of Series Seed Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series Seed Preferred Stock represented by a certificate are redeemed, a new certificate representing the unredeemed shares of Series Seed Preferred Stock shall promptly be issued to such holder.

(e) If the Redemption Notice shall have been duly given, and if on the Redemption Date the Redemption Price payable upon redemption of the shares of Series Seed Preferred Stock to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that the certificates evidencing any of the shares of Series Seed Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series Seed Preferred Stock shall cease to accrue after such Redemption Date and all rights with respect to such shares shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of their certificate or certificates therefor.

2.3.3 Amount Deemed Paid or Distributed. If the amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event is made in property other than in cash, the value of such distribution shall be the fair market value of such property, as determined as set forth in the Merger Agreement for such Deemed Liquidation Event or, if not set forth therein, as follows:

(a) For securities not subject to investment letters or other similar restrictions on free marketability:

(i) if traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or market over the 30-period ending three days prior to the closing of such transaction;

(ii) if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid prices over the 30-day period ending three days prior to the closing of such transaction; or

(iii) if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the Board of Directors.

(b) For securities subject to investment letters or other similar restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate), the method of valuation of such securities shall take into account an appropriate discount (as determined in good faith by the Board of Directors) from the market value as determined pursuant to clause (a) above so as to reflect the approximate fair market value thereof.

(c) For any other property other than securities, the value shall be determined in good faith by the Board of Directors, including the approval of the Investor Director.

2.3.4 Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable only upon satisfaction of contingencies

(the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon release from escrow and/or satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4 consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series Seed Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the provisions of this Second Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

3.2 Preferred Stock Protective Provisions. At any time when at least 25% of the originally issued shares of Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock), in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be) together as a single class on an as-converted to Common Stock basis, and any such act or transaction entered into without such consent or vote shall be null and void ab initio, and of no force or effect:

(a) effect any Deemed Liquidation Event;

(b) amend, alter, or repeal the rights, powers or privileges of the Series Seed Preferred Stock as set forth in any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws, as then in effect, in a manner that adversely affects the powers, preferences or rights of such Series Seed Preferred Stock;

(c) create or authorize the creation of or issue any new class or series of equity securities having rights, powers, or privileges set forth in this Second Amended and Restated Certificate of Incorporation, as then in effect, that are senior to or on parity with the Series Seed Preferred Stock, or increase the number of authorized shares of any class or series of equity securities;

(d) reclassify, alter or amend any existing security of the Corporation that is junior to the Series Seed Preferred Stock in respect of the distribution of assets on the liquidation of the Corporation if such reclassification, alteration or amendment would render such security pari passu with or senior to the Series Seed Preferred Stock;

(e) purchase, redeem or declare or pay any dividend or other distributions on any capital stock, other than stock repurchased from employees or consultants of the Corporation in connection with the cessation of their respective services with the Corporation, at the lower of fair market value or cost;

(f) incorporate or create any subsidiary that is not a wholly-owned subsidiary, or permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(g) increase or decrease the authorized number of directors constituting the Board; or

(h) amend this clause (h) or any of the foregoing clauses (a) through (g).

4. Optional Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Series Seed Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the Applicable Original Issue Price for such series of Preferred Stock by the applicable Series Seed Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The "**Series Seed Conversion Price**" per share for each series of the Series Seed Preferred Stock shall initially be equal to the Applicable Original Issue Price for such series. The initial Series Seed Conversion Price and the rate at which shares of Series Seed Preferred Stock may be converted into shares of Common Stock shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series Seed Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series Seed Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series Seed Preferred Stock the holder is converting into Common Stock at the time and the aggregate number of shares of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of shares of Series Seed Preferred Stock to voluntarily convert such shares of Series Seed Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Series Seed Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of Series Seed Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or such later date, which may be contingent upon an event, as may be specified in such notice) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such applicable date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series Seed Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series Seed Preferred Stock represented by the surrendered certificate(s) that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion, and (iii) pay all declared but unpaid dividends on the shares of Series Seed Preferred Stock so converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when any shares of Series Seed Preferred Stock shall be outstanding, reserve and keep available out of its

authorized but unissued stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series Seed Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series Seed Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action that would cause an adjustment reducing the Series Seed Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of Series Seed Preferred Stock, the Corporation shall take any corporate action that may be necessary in order that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Series Seed Conversion Price.

4.3.3 Effect of Conversion. All shares of Series Seed Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding, and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate, at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion and to receive payment of any dividends declared but unpaid thereon. Any shares of Series Seed Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of such series, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series Seed Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series Seed Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3, deemed to be issued) by the

Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock or Preferred Stock, and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively "**Exempted Securities**"):

(i) shares of Series Seed Preferred Stock, or shares of Common Stock, Options, Convertible Securities, or other securities issuable upon conversion of any of the Series Seed Preferred Stock, or as a dividend or distribution on the Series Seed Preferred Stock;

(ii) shares of Common Stock, Options, Convertible Securities, or other securities issued upon the conversion of any debenture, warrant, option, or other convertible security outstanding on the date of or immediately prior to the Series Seed Original Issue Date;

(iii) shares of Common Stock, Options, Convertible Securities, or other securities issuable upon a stock split, stock dividend, or any subdivision of shares of Common Stock;

(iv) shares of Common Stock (or options to purchase such shares of Common Stock) issued or issuable to employees or directors of, or consultants or advisors to, the Corporation pursuant to any plan, agreement or arrangement approved by the Board of Directors, including (solely with respect to any such plan, agreement or arrangement adopted, amended or modified after the Series Seed Original Issue Date) the Investor Director;

(v) shares of Common Stock, Options, Convertible Securities, or other securities issued for consideration other than cash pursuant to a merger, consolidation, acquisition, or similar business combination approved by the Board of Directors, including the Investor Director;

(vi) shares of Common Stock issued in a public offering registered under the Securities Act of 1933, as amended;

(vii) shares of Common Stock, Options, Convertible Securities, or other securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing

transaction approved by the Board of Directors, including the Investor Director (including shares underlying (directly or indirectly) any such Options or Convertible Securities); or

(viii) shares of Common Stock, Options (including shares underlying (directly or indirectly) any such Options), Convertible Securities, or other securities issued in connection with strategic transactions involving the Corporation and other entities (and not primarily for capital raising purposes), including (x) joint ventures, (y) technology license or development arrangements or (z) marketing or distribution arrangements, provided that such issuances are approved by the Board of Directors, including the Investor Director.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(d) "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities that are themselves Exempted Securities), or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price on the original adjustment date, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock relating to such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities that are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date (either automatically pursuant to the provisions contained therein (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) or as a result of an amendment to such terms) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the adjusted Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have been obtained had such Option or Convertible Security never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based

upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to such Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issue, then such Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock;

(b) "CP_1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors.

(b) The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the

exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall effect a subdivision of the outstanding Common Stock, the Series Seed Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall combine the outstanding shares of Common Stock, the Series Seed Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Series Seed Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series Seed Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Series Seed Conversion Price shall be adjusted pursuant to this subsection as

of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of Series Seed Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. If, at any time and from time to time after the Series Seed Original Issue Date, the Corporation shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.6 do not apply to such dividend or distribution, then and in each such event the holders of Series Seed Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series Seed Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustments for Mergers, Reorganization and Other Corporate Events. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series Seed Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.5, 4.6 or 4.7, as to which such applicable Subsection shall apply), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series Seed Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one such share of Series Seed Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the shares of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the shares of Series Seed Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price pursuant to this Section 4, the Corporation shall, at its expense and as promptly as reasonably practicable (but in any event not later than ten days thereafter), compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series Seed Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such Series Seed Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, at its expense and as promptly as reasonably practicable after the written request at any time of any holder of shares of Series Seed Preferred Stock (but in any event not later than ten days thereafter), furnish or cause to be furnished

to such holder a certificate setting forth (i) the Series Seed Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of shares of such Series Seed Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other stock or securities at the time issuable upon conversion of the Series Seed Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other right; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, any other recapitalization, consolidation or merger involving the Corporation, or any sale, lease, transfer, exclusive license or other disposition of all or substantially all the assets of the Corporation, including any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of Series Seed Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, recapitalization, consolidation, merger, sale, lease, transfer, exclusive license, disposition, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other stock or securities at the time issuable upon the conversion of shares of Series Seed Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other stock or securities) for securities or other property deliverable upon such reorganization, reclassification, recapitalization, consolidation, merger, sale, lease, transfer, exclusive license, disposition, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to shares of Series Seed Preferred Stock and Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least five (5) times the Series Seed-1 Original Issue Price and resulting in at least $30,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation (a "**Qualified IPO**"), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), (i) all outstanding shares of Series Seed Preferred Stock shall automatically be converted into shares of Common Stock (or such other securities, cash or other property into which the Series Seed Preferred Stock is then convertible) at the then

effective conversion rate applicable to such series of Series Seed Preferred Stock and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Series Seed Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Series Seed Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time for Series Seed Preferred Stock. Upon receipt of such notice, each holder of shares of Series Seed Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. As soon as practicable after the Mandatory Conversion Time for Series Seed Preferred Stock and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for shares of Series Seed Preferred Stock, the Corporation shall cause to be issued and delivered to such holder, or on his, her or its written order, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, cash as provided in Subsection 4.2 in respect of any fraction of a share of Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Series Seed Preferred Stock so converted (or such other securities, cash or other property into which Series Seed Preferred Stock is then convertible). From and after the Mandatory Conversion Time for Series Seed Preferred Stock, all outstanding shares of Series Seed Preferred Stock shall be deemed to have been converted into shares of Common Stock (or such other securities, cash or other property) and shall no longer be considered outstanding, and all certificates evidencing such shares of Series Seed Preferred Stock shall be deemed to have been retired and cancelled for all purposes, notwithstanding the failure of the holder or holders thereof to surrender such certificates (or lost certificate affidavits and agreements) on or prior to such date, subject to the right of the holders of such shares of Series Seed Preferred Stock to receive the shares of Common Stock or other securities, cash or other property to which they are entitled hereunder. Such converted shares of Series Seed Preferred Stock may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series Seed Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Series Seed Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Series Seed Preferred Stock following redemption.

7. Waiver. Any of the rights, powers, preferences, privileges, restrictions, qualifications, limitations and other terms set forth herein that are generally applicable to holders of Series Seed Preferred Stock may be waived on behalf of all holders of Series Seed Preferred Stock by the written consent or affirmative vote of the Requisite Holders, consenting or voting (as the case may be) as a single class on an as-converted to Common Stock basis.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Series Seed Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: The following indemnification provisions shall apply to the persons enumerated below.

1. Right to Indemnification of Directors and Officers. The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any person (an "**Indemnified Person**") who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "**Proceeding**"), by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including

service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys" fees) reasonably incurred by such Indemnified Person in such Proceeding. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article Tenth the Corporation shall be required to indemnify an Indemnified Person in connection with a Proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such Proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board of Directors.

2. Prepayment of Expenses of Directors and Officers. The Corporation shall pay the expenses (including attorneys' fees) incurred by an Indemnified Person in defending any Proceeding in advance of its final disposition, provided, however, that, to the extent required by law, such payment of expenses in advance of the final disposition of the Proceeding shall be made only upon receipt of an undertaking by the Indemnified Person to repay all amounts advanced if it should be ultimately determined that the Indemnified Person is not entitled to be indemnified under this Article Tenth or otherwise.

3. Claims by Directors and Officers. If a claim for indemnification or advancement of expenses under this Article Tenth is not paid in full within thirty (30) days after a written claim therefor by the Indemnified Person has been received by the Corporation, the Indemnified Person may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the Indemnified Person is not entitled to the requested indemnification or advancement of expenses under applicable law.

4. Indemnification of Employees and Agents. The Corporation may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any Proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Corporation or, while an employee or agent of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, limited liability company, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such person in connection with such Proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees, or agents shall be made in such manner as is determined by the Board of Directors in its sole discretion. Notwithstanding the foregoing sentence, the Corporation shall not be required to indemnify a person in connection with a Proceeding initiated by such person if the Proceeding was not authorized in advance by the Board of Directors.

5. Advancement of Expenses of Employees and Agents. The Corporation may pay the expenses (including attorneys' fees) incurred by an employee or agent in defending any Proceeding in advance of its final disposition on such terms and conditions as may be determined by the Board of Directors.

6. Non-Exclusivity of Rights. The rights conferred on any person by this Article Tenth shall not be exclusive of any other rights which such person may have or hereafter acquire under any statute, provision of this Second Amended and Restated Certificate of Incorporation, the Bylaws of the Corporation, or any agreement, or pursuant to any vote of stockholders or disinterested directors or otherwise.

7. Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by any amount such person may collect as indemnification from such other Corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

8. Insurance. The Board of Directors may, to the full extent permitted by applicable law as it presently exists, or may hereafter be amended from time to time, authorize an appropriate officer or officers to purchase and maintain at the Corporation's expense insurance: (a) to indemnify the Corporation for any obligation which it incurs as a result of the indemnification of directors, officers and employees under the provisions of this Article Tenth; and (b) to indemnify or insure directors, officers and employees against liability in instances in which they may not otherwise be indemnified by the Corporation under the provisions of this Article Tenth.

9. Amendment or Repeal. Any repeal or modification of the foregoing provisions of this Article Tenth shall not adversely affect any right or protection hereunder of any person in respect of any act or omission occurring prior to the time of such repeal or modification. The rights provided hereunder shall inure to the benefit of any Indemnified Person and such person's heirs, executors and administrators.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Series Seed Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Second Amended and Restated Certificate of Incorporation, the affirmative vote of the Requisite Holders will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

THIRTEENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of

fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Thirteenth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Thirteenth (including, without limitation, each portion of any sentence of this Article Thirteenth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of the Corporation in accordance with Section 228 of the General Corporation Law.

4. That this Second Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of the Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this Corporation on this ____day of __________________, 2022.

By: ________________________________
Name: Jacob Davis
Title: Chief Executive Officer